Filed Pursuant to Rule 433

Registration No. 333-200596

September 18, 2019

SECONDARY OFFERING OF 15,000,000 CLASS A SHARES OF PLAINS GP HOLDINGS, L.P.

The information in this final term sheet supplements the preliminary prospectus supplement of Plains GP Holdings, L.P., dated September 18, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Prospectus Supplement Summary—The Offering

Class A Shares Offered by the Selling Shareholder	15,000,000 Class A shares.

Class A Shares Outstanding After This Offering	182,004,761 Class A shares. As a result of this offering, and the concurrent offering, PAGP’s ownership interest in AAP will increase from approximately 63% to approximately 73%.

Price to Public	$22.05.

Selling Shareholder

The following table sets forth the number of Class A shares beneficially owned by the selling shareholder prior to this offering, the number of Class A shares to be offered for sale by the selling shareholder in this offering, the number of Class A shares to be beneficially owned by the selling shareholder after completion of this offering and the percentage of our issued and outstanding Class A shares beneficially owned by the selling shareholder prior to this offering and to be beneficially owned after the completion of this offering.

Selling Shareholder	Class A Shares Beneficially Owned Prior to the Offering(2)	Percentage of Class A Shares Beneficially Owned Prior to the Offering	Class A Shares Offered Hereby(3)	Class A Shares to be Beneficially Owned After Offering(4)	Percentage of Class A Shares to be Beneficially Owned After Offering
Oxy Holding Company (Pipeline), Inc.(1)	15,000,000	8.2%	15,000,000	—	—%

(1)         Oxy Holding Company (Pipeline), Inc. is an indirect wholly owned subsidiary of Occidental Petroleum Corporation. The voting and disposition of any Class A shares held by Oxy Holding Company (Pipeline), Inc. is controlled by the board of directors of Occidental Petroleum Company.  Pursuant to the Third Amended and Restated Limited Liability Company Agreement of PAGP GP, as amended (the “PAGP GP LLC Agreement”), Oxy Holding Company (Pipeline), Inc. will have the right to designate a director to PAGP GP’s board of directors for as long as it owns at least a 10% Qualifying Interest (as that term is defined in the PAGP GP LLC Agreement).  Oscar K. Brown currently serves as Oxy Holding Company (Pipeline), Inc.’s designee to the PAGP GP board. If Oxy Holding Company (Pipeline), Inc. sells all of the common units and/or Class A shares that are offered in the concurrent offerings, it will lose its board designation right, and, pursuant to the PAGP GP LLC Agreement, Oxy Holding Company (Pipeline), Inc.’s designee will automatically cease to be a member of PAGP GP’s board of directors effective upon closing of the concurrent offerings.

(2)         Assumes the exchange of an equivalent number of AAP units, PAGP Class B shares and general partner units for Class A shares to be sold in this offering.

(3)         In addition to the 15,000,000 Class A shares offered in this offering, the selling shareholder is offering 14,977,890 common units of Plains All American Pipeline, L.P. in the concurrent offering.

(4)         Following the completion of this offering and the concurrent offering by the selling shareholder of 14,977,890 common units of Plains All American Pipeline, L.P., the selling shareholder will no longer beneficially own any AAP units, PAGP Class B shares and general partner units that may be exchanged for Class A shares.

This communication is intended for the sole use of the person to whom it is provided by the issuer. This communication does not constitute an offer to sell the Class A shares and is not soliciting an offer to buy the Class A shares in any jurisdiction where the offer or sale is not permitted.

It is expected that delivery of the Class A shares will be made to investors on or about September 23, 2019, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class A shares on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Class A shares who wish to trade the shares on any date prior to two business days before delivery should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriter participating in the offering will arrange to send you the prospectus supplement and prospectus, when available, if you request it by calling Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (888) 603-5847, E-mail: Barclaysprospectus@broadridge.com.